UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
ICAGEN, INC.
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
45104P104
(CUSIP Number)
February 6, 2007
(Date of Event Which Requires Filing of this Statement)
Gerald F. Roach, Esq.
Christopher B. Capel, Esq.
Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P.
2500 Wachovia Capitol Center
150 Fayetteville Street Mall
Raleigh, North Carolina 27601
(919) 821-1220
(Name, Address and Telephone Number
of Person Authorized to Receive Notices and Communications)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	45104P104	Page	2	of	8

1	NAMES OF REPORTING PERSONS: Dennis B. Gillings Ph.D.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, PF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		112,083(1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,823,200(2)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		112,083(1)

WITH	10	SHARED DISPOSITIVE POWER:

1,823,200(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,935,283

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.09%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) Includes 105,138 shares of Icagen, Inc. (the “Issuer”) common stock (“Common Stock”) directly owned by Dennis B. Gillings, Ph.D. (the "Reporting Person") as well as 6,945 shares beneficially owned pursuant to options that are exercisable within 60 days.
(2) Includes 1,577,371 shares of Common Stock as well as 245,829 shares of Common Stock issuable with respect to warrants that are currently exercisable, in each case owned by PharmaBio Development, Inc. d/b/a NovaQuest (“NovaQuest”), a wholly owned subsidiary of Quintiles Transnational Corp. (“Quintiles”). The boards of directors of each of NovaQuest and Quintiles share voting and dispositive power over the shares held by NovaQuest and would share voting and dispositive power of the underlying shares beneficially owned pursuant to the warrants. The Reporting Person is executive chairman and chief executive officer of each of Quintiles and NovaQuest, but disclaims beneficial ownership of any shares or warrants held by NovaQuest, except to the extent of his pecuniary interest therein, and this report shall not be deemed an admission that the Reporting Person is the beneficial owner of such securities for purposes of Section 13(d), Section 13(g), or Section 16 of the Securities Exchange Act of 1934, or for any other purpose.
(3) Calculated based on 22,312,266 shares of outstanding Common Stock on October 31, 2006, as reported in the Issuer’s Form 10-Q for the period ending September 30, 2006 and filed with the Securities and Exchange Commission (“SEC”) on November 14, 2006, together with 15,423,640 shares of Common Stock issued in a private placement transaction that closed on February 6, 2007, as reported by the Issuer on its Current Report on Form 8-K filed with the SEC on February 6, 2007.

CUSIP No. 45104P104	Page 3 of 8
Item 1. Security and Issuer
     This Schedule 13D relates to common stock, par value $0.001 per share (the “Common Stock”) of Icagen, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 4222 Emperor Boulevard, Suite 350, Durham, North Carolina 27703.
Item 2. Identity and Background
     This statement is filed by Dennis B. Gillings, Ph.D. (the “Reporting Person”), a citizen of the United States of America, whose address is c/o Quintiles Transnational Corp., 4709 Creekstone Drive, Ste 200, Durham, NC 27703. The Reporting Person is a director of the Issuer as well as the executive chairman and chief executive officer of each of Quintiles Transnational Corp. (“Quintiles”) and its wholly owned subsidiary, PharmaBio Development, Inc. d/b/a NovaQuest (“NovaQuest”). Quintiles’ principal business is providing contract research organization services, helping drug and medical device companies develop and sell their products, offering preclinical research, and conducting clinical trials. The address of Quintiles’ principal office is 4709 Creekstone Drive, Ste 200, Durham, NC 27703. NovaQuest’s principal business is partnering with pharmaceutical and biotech companies through strategic and financial arrangements to help them optimize the value of their product portfolios at every stage of development. The address of NovaQuest’s principal office is 4709 Creekstone Drive, Ste 200, Durham, NC 27703.
     The Reporting Person has not, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or been subject to a judgment, decree or final order limiting present or future activities with respect to federal or state securities laws.
Item 3. Source and Amount of Funds or Other Consideration
     The Reporting Person has been a director of the Issuer since 1997. In that capacity from time to time during his tenure, the Reporting Person received non-statutory stock option grants exercisable for an aggregate of 125,000 shares of the Issuer’s Common Stock. Through the date of this Schedule 13D, the Reporting Person has acquired 95,138 shares of the Issuer’s Common Stock pursuant to the exercise of such stock options using personal funds, and as of such date owns options for an aggregate of 29,862 shares of the Issuer’s Common Stock, of which options for 6,945 shares will be vested and exercisable within 60 days of the date of this Schedule 13D. In addition, the Reporting Person purchased 10,000 shares of the Issuer’s Common Stock on the open market on June 9, 2006 using personal funds.
     In December 2003, QFinance, Inc., a wholly owned subsidiary of Quintiles, acquired 437,500 shares of the Issuer’s series H convertible preferred stock (the “Series H Shares”) at a price of $8.00 per share using its existing working capital and 233,334 shares of the Issuer’s series G-1 convertible preferred stock (the “Series G-1 Shares”) in exchange for 233,334 shares of the Issuer’s series G convertible preferred stock that had been previously purchased by QFinance, Inc. using its current working capital. Upon the closing of the Issuer’s initial public offering in February 2005, the Series H Shares were automatically converted into 437,500 shares of the Issuer’s Common Stock and the Series G-1 Shares were automatically converted into 437,501 shares of the Issuer’s Common Stock, for a total of 875,001 shares of the Issuer’s Common Stock issued to QFinance, Inc. in connection with the Issuer’s initial public offering. In December 2006, QFinance,

CUSIP No. 45104P104	Page 4 of 8
Inc. merged into NovaQuest, with NovaQuest being the surviving corporation, and NovaQuest became the record owner of the 875,001 shares previously owned by QFinance, Inc.
     On February 6, 2007, the Issuer announced that it had completed a private placement of 15,423,640 shares of its common stock (“Common Stock”) at a purchase price of $1.38 per share and warrants to purchase 5,398,256 shares of Common Stock at a purchase price of $0.125 per warrant. In the private placement, NovaQuest purchased 702,370 shares of the Issuer’s Common Stock and warrants to purchase 245,829 shares of the Issuer’s Common Stock for a total purchase price of $999,999.29, which was paid from NovaQuest’s current working capital.
Item 4. Purpose of Transaction
     The Reporting Person and, to the Reporting Person’s knowledge, each of QFinance, Inc. and NovaQuest acquired beneficial ownership of their shares of the Issuer’s Common Stock for the purpose of investment only and may elect to dispose or otherwise transfer such shares from time to time, as permitted under contract or applicable law. Except to the extent that it is customary for a director to do so, the Reporting Person has no intention to influence or direct the Issuer’s affairs, modify its corporate structure or interfere with the business decisions of its management. The Reporting Person has no plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer; (c) a sale or transfer of a material amount of assets of the Issuer; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.
Item 5. Interest in Securities of the Issuer
     Based on information contained in the most recent publicly available filings of the Issuer with the Securities and Exchange Commission, the Reporting Person is deemed to beneficially own the number of shares and the percentage of outstanding shares of Issuer Common Stock listed on lines 11 and 13, respectively, of Page 2 of this Schedule 13D. In addition, the number of shares as to which the Reporting Person has sole or shared voting power and sole or shared dispositive power, is listed on lines 7-10 of Page 2 of this Schedule 13D.
     The Reporting Person disclaims beneficial ownership of any shares or warrants held by NovaQuest, except to the extent of his pecuniary interest therein, and this report shall not be deemed an admission that the Reporting Person is the beneficial owner of such securities for purposes of Section 13(d), Section 13(g), or Section 16 of the Securities Exchange Act of 1934, or for any other purpose.

CUSIP No. 45104P104	Page 5 of 8
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None.
Item 7. Material to be Filed as Exhibits
None.
[remainder of page left intentionally blank]

CUSIP No. 45104P104	Page 6 of 8
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February 15, 2007
Date
/s/ Dennis B. Gillings, Ph.D., by Cynthia M. Roberts, Attorney-in-Fact
Signature
Dennis B. Gillings, Ph.D., by Cynthia M. Roberts, Attorney-in-Fact
Name/Title

CUSIP No. 45104P104	Page 7 of 8
EXHIBIT INDEX

Exhibit Number	Description

99.01	Power of Attorney